UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.......................................................................................................	3
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY...............................................................................................	3
SIGNATURE...		4

This Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on August 2, 2010, by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase Shares, without par value, of Lionsgate.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section entitled “Tender Offer”:

“On August 11, 2010, the Offeror announced in a press release that it was extending the expiration date of the Offer to 8:00 p.m. New York Time, on October 22, 2010.  The Offeror also announced that as of the close of business on August 10, 2010, no Shares had been tendered into the Offer.”

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the top of the table in the section entitled “Securities Transactions”:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Joseph Drake	August 6, 2010	3,097	$6.64	Withholding of Shares (1)

(1)  Represents common shares withheld by Lionsgate to satisfy certain tax withholding obligations upon the vesting of restricted share units. Pursuant to the 2004 Plan and Lionsgate’s policies, Shares were automatically canceled to cover certain of the reporting person’s tax obligations.  No Shares were sold by Lionsgate or the reporting person.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:/s/ James Keegan

Name:  James Keegan

Title:    Chief Financial Officer

Dated: August 12, 2010